SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      Form 20-F     X            Form 40-F  _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  November 11, 2009          By: /s/ Burgess H. Hildreth_________________

                                                             Burgess H. Hildreth, VP Human Resources

NYSE, TSX

SYMBOL: ITP

Intertape Polymer Group Announces New Chief Financial Officer

MONTREAL, QUEBEC and BRADENTON, FLORIDA – November 12, 2009 – Intertape Polymer Group Inc. (TSX:ITP) (NYSE:ITP) ("Intertape" or the "Company") today announces that the Company has named Bernard J. Pitz as its new Chief Financial Officer, effective immediately.

Mr. Pitz has served as a CFO and in other executive capacities for close to 20 years. His experience is wide ranging, having worked in a number of industries with progressively complex and important responsibilities for public companies with sales of $150 million to over $700 million. He holds a B.S. and an M.B.A from Northern Illinois University and the University of Chicago, respectively.

“Bernie is a highly experienced CFO with proven leadership skills and has a strong track record of a definite hands-on approach.  He further strengthens Intertape’s management team and we look forward to benefitting from his broad knowledge.  We thank Vic DiTommaso for his years of service and wish him well in his future endeavours,” stated Intertape Chairman, Eric E. Baker.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward looking statements. The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

FOR INFORMATION CONTACT:

MaisonBrison
Rick Leckner
(514) 731-0000

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